UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

 Lumos Pharma, Inc.
(Name of Subject Company)

Lumos Pharma, Inc.
(Name of Persons Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

55028X 109
(CUSIP Number of Class of Securities)

Richard J. Hawkins
Chief Executive Officer
Lumos Pharma, Inc.
4200 Marathon Blvd., Suite 200
Austin, Texas 78756
(512) 215-2630

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

J. Robert Suffoletta, Jr.
Nathan Robinson
900 S. Capital of Texas Highway
Las Cimas IV, 5th Floor
Austin, TX 78746
(512) 338-5400

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On October 23, 2024, Lumos Pharma, Inc., a Delaware corporation (the “Company” or “Lumos”), issued a press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”) with DPV Parent, Inc. (“Parent”), DPV MergerSub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub,” and together with Parent, the “Buyer Parties”) and, solely for the purpose of Section 9.17 of the Merger Agreement, Double Point Ventures LLC, a Delaware limited liability company (“DPV”) .

The Merger Agreement provides that, upon the terms and subject to the conditions thereof, Parent will cause Merger Sub to commence a tender offer (the “Offer”) to acquire any and all shares of common stock of the Company, $0.01 par value per share, at a price per share of (i) $4.25 in cash, without interest and subject to applicable withholding taxes, plus (ii) one non-transferable, unsecured contingent value right, which represents the right to receive additional contingent cash consideration payable upon achievement of certain milestones (a “CVR”).

This Schedule 14D-9 filing consists of the following documents related to the proposed Offer:

(i)	Press Release, dated as of October 23, 2024 (Exhibit 99.1)
(ii)	Letter to Employees, first used October 23, 2024 (Exhibit 99.2)
(iii)	Message to Suppliers, first used October 23, 2024 (Exhibit 99.3)
(iv)	Transcript of Employee Town Hall, October 23, 2024 (Exhibit 99.4)
(v)	Employee Q&A, October 23, 2024 (Exhibit 99.5)

The information set forth under Items 1.01 and 2.03 of the Company’s Current Report on Form 8-K filed by the Company on October 23, 2024 (including all exhibits attached thereto) is incorporated herein by reference.

Additional Information and Where to Find It

The Offer described in this communication has not yet commenced, and this communication is for information purposes only and is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Lumos or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by DPV and its subsidiaries, and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Lumos. The offer to purchase the outstanding shares of the common stock of Lumos will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, A LETTER OF TRANSMITTAL AND RELATED DOCUMENTS) AND THE SOLICITATION OR RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the Offer, which will be named in the tender offer statement. Investors and security holders may also obtain, at no charge, the documents filed or furnished to the SEC by Lumos under the “Investors & Media” Section of Lumos’s website at www.lumos-pharma.com.

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Forward-Looking Statements

This communication contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the Company’s beliefs and expectations and statements about the proposed Offer, merger and related transactions contemplated by the Merger Agreement (the "Transactions"), including the timing of and closing conditions to the Transactions; the potential effects of the proposed Transactions on Lumos; that this transaction with DPV offers the best path forward for the further development of LUM-201 and the potential payment of proceeds to the Lumos stockholders, if any, pursuant to the CVRs. Additional forward-looking statements include, among others, statements regarding Lumos’ finalization of design details for a Phase 3 clinical trial of LUM-201; Lumos’ positioning to initiate this trial in the second quarter of 2025; that Lumos believes the trial design would reduce risk for its Phase 3 program in Pediatric Growth Hormone Deficiency (“PGHD”); the estimated global growth hormone market from injectable to oral therapy; and any other statements other than statements of historical fact.

These forward looking statements may be identified by their use of forward-looking terminology including, but not limited to, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” and “would,” and similar words expressions are intended to identify forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance and involve risks and uncertainties that could cause actual results to differ materially from those projected, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the possibility that the various Offer and closing conditions in the Merger Agreement may not be satisfied or waived, including uncertainties as to the percentage of shares of the Company that are tendered in the Offer; the Company’s ability to retain key personnel; the risk that the Transactions may not be completed in a timely manner, or at all, which may adversely affect the Company’s business and the price of its common stock; significant costs associated with the proposed Transactions; the risk that any stockholder litigation in connection with the Transactions may result in significant costs of defense, indemnification and liability; the risk that activities related to the CVRs may not result in any value to the holders of CVRs; and other risks and uncertainties discussed in the Company’s most recent annual and quarterly reports filed with the SEC as well as in the Company’s subsequent filings with the SEC. As a result of such risks and uncertainties, Lumos's actual results may differ materially from any future results, performance or achievements discussed in or implied by the forward-looking statements contained herein. There can be no assurance that the proposed Transactions will in fact be consummated. Lumos cautions investors not to unduly rely on any forward-looking statements.

The forward-looking statements contained in this communication are made as of the date hereof, and Lumos undertakes no obligation to update any forward-looking statements, whether as a result of future events, new information or otherwise, except as expressly required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.

Exhibit Index

Exhibit Number	Description

99.1	Press Release, dated as of October 23, 2024

99.2	Letter to Employees, first used October 23, 2024

99.3	Message to Suppliers, first used October 23, 2024

99.4	Transcript of Employee Town Hall, October 23, 2024

99.5	Employee Q&A, October 23, 2024

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